Scott E. Bartel 633 West 5th Street, Suite 4000 Los Angeles, California 90071 Scott.Bartel@lewisbrisbois.com Direct: 213.358.6174

October 18, 2021

Ms. Nudrat Salik

Ms. Vanessa Robertson

Ms. Jessica Ansart

Ms. Christine Westbrook

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Allarity Therapeutics, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed August 20, 2021
File No. 333-258968

Ladies and Gentleman:

On behalf of our client, Allarity Therapeutics, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of Securities and Exchange Commission’s (“SEC’s”) by letter dated October 14, 2021, (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed with the Commission on September 29, 2021 (the “Registration Statement”).

For the Staff’s convenience, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have restated in italicized type, followed by the Company’s response.

ARIZONA  •  CALIFORNIA  •  COLORADO  •  CONNECTICUT  •  FLORIDA  •  GEORGIA  •  ILLINOIS  •  INDIANA  •  KANSAS  •  KENTUCKY
LOUISIANA • MARYLAND • MASSACHUSETTS • MINNESOTA • MISSOURI • NEVADA • NEW JERSEY • NEW MEXICO • NEW YORK NORTH CAROLINA • OHIO • OREGON • PENNSYLVANIA • RHODE ISLAND • TEXAS • UTAH • VIRGINIA • WASHINGTON • WEST VIRGINIA

Securities and Exchange Commission

October 18, 2021

Amendment No. 1 to Registration Statement on
Form S-4 Summary of Information
Statement/Prospectus

The pursuit of clinical stage assets, page 13

1.	We note your response to prior comment 8. You continue to state that you “strive to identify and pursue novel oncology therapeutic candidates that have advanced beyond Phase 1 clinical trials that demonstrated the candidate is well tolerated by the tested patient population, and are preferably Phase 2 or Phase 3 clinical stage, having previously shown signs of anti-cancer activity in patients.” You may explain your strategy but may not imply that any of your product candidates have been demonstrated to be effective. Please revise your disclosure accordingly. Please revise similar disclosure throughout your registration statement that presents your conclusions regarding efficacy, e.g., your statement on page 116 that “dovitinib has shown promising anti-tumor activity…”

The Company has revised its disclosure at pages 13, 99-100, and 116 and throughout the information statement/prospectus in order to remove any implication that the Company’s therapeutic candidates have been demonstrated to be effective. We have also added specific disclosure at pages 112, 134, 147, 154 and 164 to specifically clarify that no implication should be drawn from the clinical observations relating to anti-cancer or anti-tumor activity that the Company has resolved all issues of safety and/or efficacy for any of our therapeutic candidates or DRP® companion diagnostic and that issues of safety and efficacy for any therapeutic candidate companion diagnostic may only be determined by the U.S. FDA or other applicable regulatory authorities in jurisdictions outside the United States. The remaining references to anti-cancer activity or anti-tumor activity are limited to describing clinical data in a therapeutic candidate’s clinical trial or other study.

Our Pipeline of Therapeutic Candidates, page 14

2.	We note your response to our prior comment 10 and reissue the comment in part. Please revise the column heading “Phase 1/2” to reflect “Phase 1.”

The Company has revised its Pipeline chart to change “Phase 1/2” to “Phase 1” as requested on pages 14 and 101 of the information statement/prospectus.

Risk Factors

General Risk Factors Related to Owning our Common Stock and this Offering, page 74

3.	We note your response to our prior comment 14 and reissue the comment. Please revise this section to relocate any generic risk factors you present to the end of the section under the caption “General Risk Factors.” For example, but without limitation, risks related to business interruptions or to your internal computer systems could apply to nearly any issuer in your industry and even in other industries. Refer to Item 105(a) of Regulation S- K.

The Company has reorganized its Risk Factors and has moved the risk factors cited by the staff together with several others to a separate section at the end of the Risk Factors section entitled General Risk Factors starting on page 76 of the information statement/prospectus.

Our Certificate of Incorporation designates the Court of Chancery of the State of Delaware, page 80

4.	We note your response to our prior comment 15 and reissue the comment in part. Your current bylaws, filed as exhibit 3.2, state on page 26 that the exclusive forum provision does not apply to actions arising under the Securities Act of 1933, but is silent as to whether it applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly.

The Company has filed its Amended and Restated Bylaws as Exhibit 3.4 to the Registration Statement which now states that the exclusive forum provision does not apply to causes of action arising under the Exchange Act or any other statute where the United States District Courts have exclusive jurisdiction. The Company has added disclosure a page 254 of the information statement/prospectus to that effect.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

Securities and Exchange Commission

October 18, 2021

Material U.S. Federal Income Tax Consequences of the Recapitalization Share Exchange as a Tax-Free Reorganization, page 87

5.	We note your response to prior comment 16. Please revise Exhibit 8.1 to state clearly that the disclosure in the tax consequences section is the opinion of counsel. It is not sufficient to opine on the manner in which the material tax consequences are described in the prospectus. Refer to Sections III.B. 2 and C.2 of Staff Legal Bulletin No. 19.

Our tax opinion has been modified to state that the disclosures in the Registration Statement at the cited sections are our opinion and it has been refiled as Exhibit 8.1.

Allarity’s Business

Priority Therapeutic Programs, page 112

6.	We note your response to our prior comment 20 and we reissue our comment. For each of your priority assets that are former drug candidates of large pharmaceutical companies, please include in your description of the pre-clinical and clinical trials for those candidates a discussion of any failures in past clinical studies and why those studies may have been stopped or abandoned. For example, please revise the descriptions of prior clinical studies related to dovitinib, specifically for A2107 and A2302 on pages 116 and 117, that do not appear to include a clear indication of why these studies were abandoned by Novartis. Similarly, please revise your disclosure on page 135 with respect to prior clinical trials of stenoparib that currently states that “[f]urther clinical evaluation was stopped, as it was decided to stop the clinical development” to clarify why any prior clinical trials had failed and why the clinical evaluation was abandoned.

The Company has added disclosure at pages 117, that includes a discussion of any failures in past clinical trials in each of the Company’s priority therapeutic candidates to the extent such candidate had prior clinical trial failures and, to the extent knows to the Company, why the development of the candidate was stopped or abandoned. The Company respectfully advises the Staff that clinical trial A2017 was not a failure but additional disclosures have been added to the discussion of clinical trial A2302. Similar disclosure has been provided on page 135 and 139 of the information statement/prospectus with respect to the prior clinical trials for stenoparib and on page 149 with respect to IXEMPRA. The Company further respectfully advises the Staff that none of the large pharmaceutical companies that have licensed a priority candidate to the Company has given their reasons for not pursuing additional clinical trials on each of these candidates during the negotiation of the licenses or afterwards. To the Company’s knowledge, each licensor has provide all of the clinical data on each candidate which the Company has described in the relevant sections of the information statement/prospectus.

Intellectual Property, page 179

7.	We note your response to our prior comment 23 and reissue the comment in part. Please revise this section to segregate patents that are owned and patents that are in-licensed. Additionally, please add disclosure for patents related to LiPlaCis and 2X-111, as you have done for your other material assets. Please also disclose the specific key foreign jurisdictions in which you are pursing patent applications for your ixabepilone patent portfolio.

The Company has segregated patents that are in-licensed and patents that are owned on pageS 179-181 of the information statement/prospectus. The Company has also added disclosures relating to LiPlacCis and 2X-111 and disclosed in each patent family the key foreign jurisdictions in which the Company has or is pursuing patent protection.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

Securities and Exchange Commission

October 18, 2021

License Agreement with Novartis Pharma for Dovitinib, page 180

8.	We note your response to prior comment 25 and we reissue in part. We note your references to a “very low double digit percentage,” “slightly higher double digit percentage” and “slightly lower mid-level double digit percentage.” Please revise this section to disclose the applicable royalty rate or range not to exceed ten percentage points per tier. Please make similar revisions to the description of your royalty obligations under your license agreement with Eisai and under your development, option and license agreement with R-Pharm.

The Company has revised its disclosures describing the royalty rates for each agreement using a range that does not exceed ten percentage points per tier on pages 182-187 of the information statement/prospectus.

Please also add disclosure in the Summary and under an appropriate heading in the Risk Factors section discussing the extent to which you in-license the intellectual property related to assets dovitinib and stenoparib.

The Company has added disclosure in the Summary at page 13 of the information statement/prospectus and in the Risk Factors at page 33 of the information statement/prospectus disclosing the extent the Company has in-licensed the intellectual property relating to dovitinib and stenoparib.

9.	Please expand your disclosure to describe all material terms of your license agreements with LiPlasome and 2-BBB Medicines BV, which are filed as exhibits 10.3 and 10.4, including:

●	description and quantification of the benefits and obligations under the agreement,
●	quantification of all payments made to date,
●	disclosure of the aggregate amount of all potential development, regulatory and commercial milestone payments,
●	quantification of the royalty rate, or a range no greater than 10 percentage points per tier, and
●	term and termination provisions.

The Company has added disclosure describing the material terms of the Company’s license agreements with 2-BBB Medicines BV and LiPlasome Pharma ApS at pages 186-188 of the information statement/prospectus.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

Securities and Exchange Commission

October 18, 2021

Research and Development Expenses, page 222

10.	Please tell us how patent costs meet the definition of research and development expenses in ASC 730-10 as these costs appear to be the same or similar to activities described in ASC 730-10-55-2i, which are not generally considered research and development.

The Company acknowledge the Staff’s comment and note that ASC 730-10-55-2i excludes from research and development all costs associated with “Legal work in connection with patent applications or litigation, and the sale of licensing of patents”.

The patent costs disclosed as part of research and development expenses solely relate to payments made for the Company’s patents and on behalf of the licensor to maintain the patents in good standing. They do not relate to legal work. The Company believes these payments meet the definition of research and development expenses in accordance with ASC 730-ASC-10-25-2c “the costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time the costs are incurred” since these patents have no alternative future use.

Item 21. Exhibits and Financial Statement Schedules, page II-2

11.	We note that the exhibits for your first and second amendments to your license agreement with Eisai appear to be switched such that the file corresponding to exhibit 10.11 is the second amendment rather than the first amendment as listed here. Please refile these exhibits to correspond with the exhibit numbers provided in the list of exhibits.

The Company has refiled Exhibits 10.11 and10.12 to correctly identify the first and second amendments to the Eisai agreements with the exhibit table.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

Securities and Exchange Commission

October 18, 2021

Please contact me at (213) 358-6174 or my partner Daniel B. Eng at (415) 262-8508 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

LEWIS BRISBOIS BISGAARD & SMITH llp

/s/ Scott E. Bartel
Scott E. Bartel
Partner

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com